TORNET

RECEIVED
2004 JUN 28 A 11:56
OFFICE OF INTERNATIONAL CORPORATE FINANCE

June 18, 2004

Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

04030986

SUPPL

Re: Fastighets AB Tornet (File No. 82-4322) 12g3-2(b) Exemption

Ladies and Gentlemen,

Please find enclosed information and/or documents furnished by or on behalf of Fastighets AB Tornet (File No. 82-4322) under paragraph (b)(1)(iii) of Rule 12g3-2(b), which information shall not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the U.S. Securities Exchange Act of 1934, as amended.

Yours faithfully,

FASTIGHETS AB TORNET (publ)
Legal Department

Per Månsson/

Kristina Ringström

PROCESSED
JUN 29 2004
THOMSON FINANCIAL

Enclose.

Fastighets AB Tornet
Postadress
Box 623
182 16 Danderyd
Besöksadress
Karlsrovägen 2 A
Telefon
08-544 905 00
Telefax
08-544 905 30
e-mail
tornet@tornet.se
Org nr
556256-120
Styrelsens säte: Stockholm

www.tornet.s

TORNET

FASTIGHETS AB TORNET (publ)

Fastighets AB Tornet is one of Sweden's major listed property companies. Its Swedish holding has a lettable area of around 2.8 million square metres and a book value of over SEK 19 billion. Almost 97 per cent of the property holdings, measured as book value, are in Sweden and mainly concentrated in Sweden's six largest cities and in Norrköping and Karlstad. The properties are owned and managed by the subsidiaries ArosTornet, Malmstaden, MälarTornet, SkansTornet and Euro Tower.

PRESS RELEASE

Supplement to the notice of the Annual General Meeting of Shareholders in Fastighets AB Tornet, 28 June 2004.

Notice of the Annual General Meeting of Shareholders published on 28 May 2004 in Svenska Dagbladet and the Swedish Official Gazette.

With regard to the number of board members, fees to the board and auditors, and election of board members, which matters are taken up under items 12, 13 and 14 of the agenda in the notice of the meeting, the Nominations Committee intends to propose the following:

- Seven ordinary board members.
- A board fee of SEK 1,600,000 to be distributed by the board.
- Auditors' fee to be paid in accordance with the usual norms for charging.
- Re-election of ordinary board members Per Frankling, Bo Jungner, Mats Lönnqvist, Mark H. Newman and Edward Williams and new election of Kerstin Lindberg-Göransson and Risto Silander.

  Kerstin Lindberg-Göransson, born in 1956, is a graduate in business administration from Umeå University. Kerstin Lindberg- Göransson is working as airport director of Stockholm-Arlanda Airport. She is also a member of the board of Strömma Turism & Sjöfart AB.

  Risto Silander, born in 1957, is a graduate in business administration from Stockholm School of Economics and is currently running his own investment business. Previous employments include CEO of Alfred Berg. Other board appointments include the listed Telelogic and Netonnet as well as Trygg-Stiftelsen and Swedish Export Credit (SEK).

Danderyd, 17 June 2004

Fastighets AB Tornet (publ)

For further information, please contact:
Christel Armstrong Darvik, Managing Director, Fastighets AB Tornet, +46-8-544 905 02, mobile 070-542 3484